Clifford H.R. DuPree Senior Vice President, Corporate Governance, and Corporate Secretary	One CA Plaza Islandia, NY 11749 tel: +1 631 342 2150 fax: +1 631 342 4866 Clifford.DuPree@ca.com
March 14, 2011
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CA, Inc. Form 8-K Filed January 25, 2011 File No. 001-09247
Dear Mr. Krikorian:
     We are writing in response to the Staff’s comment letter dated March 1, 2011 relating to the Form 8-K filed January 25, 2011 of CA, Inc. (the “Company”).
     To facilitate the Staff’s review, we have included in this letter the captions and comment from the Staff’s comment letter and have placed our response immediately following the comment.
Exhibit 99.1
Table 5
CA Technologies
Reconciliation of GAAP to non-GAAP Income from Continuing Operations
1.	Tell us what consideration you gave to the Staff’s interpretive guidance that it is not appropriate to present a full non-GAAP income statement. Refer to Question 102.10 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Consider removing in future filings and earnings releases.
Company Response:
     The Company formulated Table 5 to its earnings press release to serve several purposes. First, it served as a single schedule to reconcile a number of the non-GAAP metrics used in our earnings press release. Second, after receiving multiple requests from a number of securities analysts and investors, we also used Table 5 to provide additional information regarding the allocation of non-GAAP adjustments to individual expense line items. We provided this information in the release so that it would be equally available to all investors.

March 14, 2011

     In formulating this Table 5, we did consider the Staff’s interpretive guidance in Question 102.10 of Compliance and Disclosure Interpretations that generally, it is not appropriate to present a full non-GAAP income statement as it may attach undue prominence to the non-GAAP information.
     We believed that the manner of the presentation of Table 5 in the release did not attach undue prominence to the non-GAAP information. This information appeared as the fifth table in a series of tables at the back of our earnings press release. The first three tables appended at the back of our earnings press release provided disclosure of our GAAP income statement (Table 1), our GAAP balance sheet (Table 2) and our GAAP cash flow statement (Table 3), while Table 4 provided year-over-year growth rates for certain metrics both with and without the effect of foreign exchange fluctuation. By including Table 5 after our GAAP tables, we did not believe that we were giving non-GAAP information undue prominence as compared with the GAAP tables.
     Additionally, we did not believe that the information conveyed in Table 5 represented a full non-GAAP income statement. Unlike our GAAP income statement, Table 5 did not include the three separate line items that constitute total revenue. It also did not include the line items “Income (loss) from discontinued operations, net of income taxes” and “Net income.” Finally, Table 5 also did not include the four line items in our GAAP income statement associated with “Basic (income) loss per share.” We viewed Table 5 as setting forth reconciliations to certain non-GAAP metrics and providing additional information regarding the break-down of non-GAAP adjustments to individual expense line items and not as an effort to set forth a full non-GAAP income statement.
     Although we believe that Table 5 did not give undue prominence to the non-GAAP information contained in it and that it was not a full non-GAAP income statement, we have formulated a new approach to Table 5 that we believe still achieves our purposes while being responsive to the Staff’s concerns. We have attached a draft of a revised Table 5 using the information from the quarter ended December 31, 2010 that appeared in our Form 8-K filed January 25, 2011. We intend to use this revised format for Table 5 in future earnings press releases starting with the quarter ending March 31, 2011 subject to any further comment from the Staff.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

March 14, 2011

If you have any questions or comments regarding this letter, please call me at 631-342-2150.

Very truly yours, CA, Inc.
/s/ C.H.R. DuPree
C.H.R. DuPree
Senior Vice President, Corporate Governance, and Corporate Secretary

Table 5
CA Technologies
Reconciliation of Select GAAP Measures to Non-GAAP Measures
(in millions)
(unaudited)

	Three Months Ended		Nine Months Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
GAAP Income from continuing operations before interest and income taxes (1)	$338	$350	$969	$1,014
GAAP Operating Margin (% of revenue) (2)	29%	31%	29%	31%

Non-GAAP Adjustments to Expenses
Costs of licensing and maintenance(3)	1	—	3	2
Cost of professional services(3)	1	1	3	2
Amortization of capitalized software costs(4)	23	13	67	39
Selling and marketing(3)	8	8	23	25
General and administrative(3)	7	7	17	29
Product development and enhancements(3)	4	6	15	17
Depreciation and amortization of other intangible assets(5)	18	13	51	39
Other expenses (gains), net (6)	—	(6)	7	3
Restructuring and other (7)	(9)	2	(8)	4

Total Non-GAAP adjustment to operating expenses	53	44	178	160

Non-GAAP Income from continuing operations before interest and income taxes	391	394	1,147	1,174
Non-GAAP Operating Margin (% of revenue) (8)	34%	35%	34%	36%

GAAP Interest expense, net	10	23	35	62
Non-GAAP adjustment to Interest expense (9)	—	(11)	—	(35)

Non-GAAP Interest Expense	10	12	35	27

GAAP Income tax expense	128	71	289	283
Non-GAAP Adjustment to Income Tax Expense(10)(11)	(7)	65	77	124

Non-GAAP Income Tax Expense	121	136	366	407

Non-GAAP INCOME FROM CONTINUING OPERATIONS	$260	$246	$746	$740

(1)	See the Condensed Consolidated Statements of Operations on Table 1 for a bridge from GAAP income from continuing operations before interest and income taxes to GAAP income from continuing operations

(2)	GAAP Operating Margin is calculated by dividing GAAP Income from continuing operations before interest and income taxes by total revenue (refer to Table 1 for total revenue)

(3)	Non-GAAP adjustment consists of Share-based Compensation

(4)	Non-GAAP adjustment consists of Purchased Software Amortization

(5)	Non-GAAP adjustment consists of Intangibles Amortization

(6)	Consists of gains and losses since inception of hedges that mature within the quarter, but exclude gains and losses of hedges that do not mature within the quarter.

(7)	Non-GAAP adjustment excludes $3 million of benefit related to the Fiscal 2010 restructuring plan for the nine months ended December 31, 2010 and includes $9M net gain from one-time stockholder derivative litigation settlements during the three months ended December 31, 2010.

(8)	Non-GAAP Operating Margin is calculated by dividing Non-GAAP Income from continuing operations before interest and income taxes by total revenue (refer Table 1 for total revenue amount)

(9)	Non-GAAP income from continuing operations has been adjusted to reflect the impact of the Company’s 1.625% Convertible Senior Notes and stock awards outstanding for the three and nine months ended December 31, 2009.

(10)	The effective tax rate on non-GAAP income from continuing operations is the Company’s provision for income taxes expressed as a percentage of non-GAAP income from continuing operations before income taxes. Such tax rates are determined based on an estimated effective full year tax rate after the adjustments for the impacts of certain discrete items (such as changes in tax rates, reconciliations of tax returns to tax provisions and resolutions of tax contingencies).

(11)	Includes an income tax benefit related to share based compensation of $7M and $20M for the three and nine months ended December 31, 2010, respectively, and $8M and $26M for the three and nine months ended December 31, 2009, respectively.

Refer to the discussion of non-GAAP financial measures included in the accompanying press release for additional information.

Certain balances have been revised to reflect the discontinued operations associated with the sale of the Information Governance business.

Certain non-material differences may arise versus actual from impact of rounding.